SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Major Operating Data of 2017 First Quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 11, 2017	By:	/s/ Wang Zhiqing

	Name:	Wang Zhiqing

	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

Major Operating Data of 2017 First Quarter

According to Rule 18 of the Guidelines of the Shanghai Stock Exchange for Industry Information Disclosure No.18—Chemical Industry, Sinopec Shanghai Petrochemical Company Limited announced the major operating data for the three-month period ended 31 March 2017:

I. Major operating data of 2017 first quarter

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (1,000 RMB)
Petroleum products
Diesel note 1	103.42	73.48	3,828,656
Gasoline	82.63	83.77	5,639,967
Jet Fuel note 1	42.96	16.13	590,830
Intermediate petrochemicals
PX note 2	17.02	9.83	603,451
Benzene note 1	9.46	8.26	548,890
Ethylene Glycol note 2	10.35	7.41	481,239
Ethylene Oxide	3.76	3.74	323,437
Ethylene note 2	20.63	0.55	48,084
Resins and plastics
PE	11.66	10.46	979,688
PP	12.64	10.84	899,494
Polyester chips note 1 note 2	10.65	6.95	469,688
Synthetic fibres
Acrylics	3.95	3.80	472,006
Polyester	1.20	0.90	74,046

Note 1: Sales exclude materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is internal use.

Note 3: The above data for sales volume and sales revenue do not include the data for the Company’s trading of petrochemical products.

II. Change in prices of major products and raw materials in 2017 first quarter

	Unit: RMB yuan/ton
Product	The average price of 2017 first quarter	The average price of 2016 first quarter	Change
Diesel	5,211	4,355	19.64%
Gasoline	6,733	5,642	19.34%
Jet Fuel	3,664	2,472	48.24%
Ethylene	8,743	6,440	35.75%
PX	6,136	4,879	25.77%
Benzene	6,647	3,759	76.82%
Ethylene Glycol	6,492	4,432	46.47%
Ethylene Oxide	8,651	6,280	37.75%
PE	9,368	8,029	16.67%
PP	8,298	6,547	26.74%
Polyester chips	6,761	5,079	33.11%
Acrylics	12,422	10,647	16.67%
Polyester	8,213	5,933	38.43%

Raw material	The average processing cost of 2017 first quarter	The average processing cost of 2016 first quarter	Change
Crude oil	2,661.71	1,700.47	56.53%

III. Other Matters

The above-mentioned operating data was calculated based on the internal statistics of the Company and are intended to provide an overview of the production and operation of the Group to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jianbo
Joint Company Secretary

Shanghai, PRC, 10 April 2017